SECURITY AND EXCHANGE COMMISSION
                          Washington, DC 20549


                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                           (Admendment No. 1 )*


                           SMARTFLEX SYSTEMS INC
                            (Name of Issuer)

                             Common Stock
                     (Title of Class of Securities)


                               83169K108
                               (Cusip #)




Cusip No.    83169K108         13G                Page 1 of 3 Pages

1  Name of Reporting Person
        Dalton, Greiner, Hartman, Maher & Co
        I.R.S Identification 59-3418454

2) Check the Appropriate box if a Member of a group*

3) SEC Use Only

4) Citizenship or place of Organization
        Delaware Partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

   5) Sole Voting Power
      471,900 Shares

   6) Shared Voting Power
      0

   7) Sole Dispositive Power
      501,300 Shares

   8) Shared Dispositve Power
      0

9) Aggregate Amount Beneficially owned by each reporting person
      501,300 Shares

10) Check Box if the aggregate amount in row (9) excludes certain Shares

11) Percent of Class Represented by Amount in Row 9
      7.80%

12) Type of Reporting Person
      IA

Cusip No.    83169K108          13G                Page 2 of 3 Pages

Item 1(a).  Name of Issuer:
            SMARTFLEX SYSTEMS INC

Item 1(b).  Address of Issuer's Principal Executive Office:
            14312 Franklin Avenue
            Tustin, CA 92781

Item 2(a).  Name of Person Filing:
            Dalton, Greiner, Hartman, Maher & Co

Item 2(b).  Address of Principal Business Office:
            1100 Fifth Avenue South, Suite 301
            Naples, FL 34102

Item 2(c).  Citizenship:
            Delaware Partnership

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
            83169K108

Item 3.     This statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), the person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership:
         (a)  Amount beneficially owned:
              501,300 Shares

         (b)  Percent of Class:
              7.80%

         (c)  Number of shares as to which such person has:
              (i)  sole power to vote or to direct the vote:
                   471,900 Shares
              (ii) shared power to vote or to direct the vote:
                   0 shares
              (iii) sole power to dispose or to direct the disposition:
                   501,300 Shares
              (iv) shared power to dispose or to direct the disposition:
                   0 shares

Item 5. Ownership of Five Percent of Less of a Class :
        Not Applicable

Item 6. Ownership of more than five percent on behalf of another person:
        Not Applicable

Item 7. Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Cusip No.    83169K108          13G                Page 3 of 3 Pages

Item 9. Notice of Dissolution of Group:
        Not Applicable

Item 10. Certification :
       The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       January 27, 1999

       Dalton, Greiner, Hartman, Maher & Co
       By : /s/Michael W. Keeler
       Title : Vice President-Finance